COHEN & STEERS REAL ASSETS FUND, INC.

280 Park Avenue, 10th floor

New York, NY 10017

VIA EDGAR

January 24, 2012

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Senior Counsel

Re:	Cohen & Steers Real Assets Fund, Inc.
Registration No. 333-177564; 811-22621

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cohen & Steers Real Assets Fund, Inc. hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective as soon as possible on January 26, 2012 or as soon as possible thereafter.

The request of the representative of the distributor, Cohen & Steers Securities, LLC, will be delivered to you by separate letter.

Very truly yours,

COHEN & STEERS REAL ASSETS FUND, INC.

By:	/s/ Tina M. Payne
Assistant Secretary

COHEN & STEERS SECURITIES, LLC

280 Park Avenue

New York, NY 10017

VIA EDGAR

January 24, 2012

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: John Grzeskiewicz, Senior Counsel

Re:	Cohen & Steers Real Assets Fund, Inc.
Registration No. 333-177564; 811-22621

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of Cohen & Steers Real Assets Fund, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective as soon as possible on January 26, 2012 or as soon as possible thereafter.

Very truly yours,

COHEN & STEERS SECURITIES, LLC

By:	/s/ Tina M. Payne
Secretary